BOEING 737-300 TRUST S/N 24700
                                    (A TRUST)

                              FINANCIAL STATEMENTS

INDEPENDENT  AUDITORS'  REPORT






The  Owners
Boeing  737-300  Trust  S/N  24700

We have audited the accompanying balance sheets of the Boeing 737-300 Trust S/N 24700 (the "Trust") as of December 31, 2002 and 2001, and the related statements of operations, changes in owners' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Trust as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.




/s/  Deloitte  &  Touche  LLP
Certified  Public  Accountants

Tampa,  Florida
March  7,  2003

INDEPENDENT  AUDITORS'  REPORT






The  Owners
Boeing  737-300  Trust  S/N  24700

We have audited the accompanying statements of operations, changes in owners' equity, and cash flows of Boeing 737-300 Trust S/N 24700 for the year ended December 31, 2000. These financial statements are the responsibility of the owners' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Boeing 737-300 Trust S/N 24700 for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. The accompanying 2002 and 2001 financial statements were not audited by us, and accordingly, we express no opinion or any other form of assurance on them.




/s/  KPMG  LLP

SAN  FRANCISCO,  CALIFORNIA
March  12,  2001

                         BOEING 737-300 TRUST S/N 24700
                                    (A TRUST)
                                 BALANCE SHEETS
                                  DECEMBER 31,
                            (in thousands of dollars)







                                              2002       2001
---------------------------------------------------------------
ASSETS
Aircraft equipment held for lease, at cost  $ 23,935   $23,875
Less accumulated depreciation. . . . . . .   (11,580)   (9,107)
                                            ---------  --------
    Net equipment. . . . . . . . . . . . .    12,355    14,768


Accounts receivable. . . . . . . . . . . .        --        51
Receivable from affiliate. . . . . . . . .     1,825     1,027
Prepaid expenses . . . . . . . . . . . . .         3        12
                                            ---------  --------
      Total assets . . . . . . . . . . . .  $ 14,183   $15,858
                                            =========  ========


LIABILITIES AND OWNERS' EQUITY

Liabilities:
Accounts payable and accrued expenses. . .  $     --   $    70
Due to affiliates. . . . . . . . . . . . .         7        20
Lessee deposits and reserve for repairs. .     1,825     1,027
                                            ---------  --------
  Total liabilities. . . . . . . . . . . .     1,832     1,117

Owners' equity . . . . . . . . . . . . . .    12,351    14,741
                                            ---------  --------

      Total liabilities and owners' equity  $ 14,183   $15,858
                                            =========  ========





















                 See accompanying notes to financial statements.

                         BOEING 737-300 TRUST S/N 24700
                                    (A TRUST)
                            STATEMENTS OF OPERATIONS
                        FOR THE YEARS ENDED DECEMBER 31,
                            (in thousands of dollars)







                                        2002      2001      2000
-----------------------------------------------------------------
REVENUES

Lease revenue . . . . . . . . . . . .  $1,860   $ 1,790   $ 1,396
Interest income . . . . . . . . . . .      --        23         3
                                       -------  --------  --------
  Total revenues. . . . . . . . . . .   1,860     1,813     1,399
                                       -------  --------  --------

EXPENSES

Depreciation and amortization expense   2,473     3,272     3,491
Repairs and maintenance . . . . . . .      --       845     1,146
Equipment operating expenses. . . . .      --       103        77
Management fees to affiliate. . . . .      93        89        70
Other fees to affiliate . . . . . . .      15        --        --
Insurance expense . . . . . . . . . .      38        32        38
Administrative expenses to affiliates      16        38        11
Administrative expenses . . . . . . .     164        88       115
                                       -------  --------  --------
  Total expenses. . . . . . . . . . .   2,799     4,467     4,948
                                       -------  --------  --------

      Net loss. . . . . . . . . . . .  $ (939)  $(2,654)  $(3,549)
                                       =======  ========  ========
























                 See accompanying notes to financial statements.

                         BOEING 737-300 TRUST S/N 24700
                                    (A TRUST)
                     STATEMENTS OF CHANGES IN OWNERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                            (in thousands of dollars)








Owners' equity at December 31, 1999 (unaudited)  $20,547

Net loss. . . . . . . . . . . . . . . . . . . .   (3,549)

Distributions paid. . . . . . . . . . . . . . .     (186)
                                                 --------
 Owners' equity at December 31, 2000. . . . . .   16,812

Net loss. . . . . . . . . . . . . . . . . . . .   (2,654)

Owner's capital contribution. . . . . . . . . .      633

Distributions paid. . . . . . . . . . . . . . .      (50)
                                                 --------
  Owners' equity at December 31, 2001 . . . . .   14,741

Net loss. . . . . . . . . . . . . . . . . . . .     (939)

Distributions paid. . . . . . . . . . . . . . .   (1,451)
                                                 --------
  Owners' equity at December 31, 2002 . . . . .  $12,351
                                                 ========






















                 See accompanying notes to financial statements.

                         BOEING 737-300 TRUST S/N 24700
                                    (A TRUST)
                            STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,
                            (in thousands of dollars)







                                                             2002      2001      2000
--------------------------------------------------------------------------------------
OPERATING ACTIVITIES

Net loss. . . . . . . . . . . . . . . . . . . . . . . . .  $  (939)  $(2,654)  $(3,549)
Adjustments to reconcile net loss to net cash
    provided by (used in) operating activities:
  Depreciation and amortization . . . . . . . . . . . . .    2,473     3,272     3,491
  Changes in operating assets and liabilities:
    Accounts receivable . . . . . . . . . . . . . . . . .     (747)     (242)     (836)
    Prepaid expenses. . . . . . . . . . . . . . . . . . .        9        (9)       --
    Equipment deposits. . . . . . . . . . . . . . . . . .       --        58       (58)
    Accounts payable and accrued expenses . . . . . . . .      (70)     (430)      489
    Due to affiliates . . . . . . . . . . . . . . . . . .      (13)     (136)      156
    Lessee deposits . . . . . . . . . . . . . . . . . . .      798       191       836
                                                           --------  --------  --------
      Net cash provided by operating activities . . . . .    1,511        50       529
                                                           --------  --------  --------

INVESTING ACTIVITIES

Payments for the capitalized repairs. . . . . . . . . . .      (60)       --      (258)
Payment of acquisition fees to affiliate. . . . . . . . .       --      (493)       --
Payment of lease negotiation fees to affiliate. . . . . .       --      (140)      (85)
                                                           --------  --------  --------
      Net cash used in investing activities . . . . . . .       --      (633)     (343)
                                                           --------  --------  --------

FINANCING ACTIVITIES

Owners' capital contributions . . . . . . . . . . . . . .       --       633        --
Distributions paid. . . . . . . . . . . . . . . . . . . .   (1,451)      (50)     (186)
                                                           --------  --------  --------
      Net cash (used in) provided by financing activities   (1,451)      583      (186)
                                                           --------  --------  --------

Net change in cash and cash equivalents . . . . . . . . .       --        --        --
Cash and cash equivalents at beginning of period. . . . .       --        --        --
                                                           --------  --------  --------
Cash and cash equivalents at end of year. . . . . . . . .  $    --   $    --   $    --
                                                           ========  ========  ========













                 See accompanying notes to financial statements.

                         BOEING 737-300 TRUST S/N 24700
                                    (A TRUST)
                          NOTES TO FINANCIAL STATEMENTS

1.     Summary  of  Significant  Accounting  Policies
       ----------------------------------------------

     Organization
     ------------

     In June 1999, PLM Equipment Growth & Income Fund VII (EGF VII), a California limited partnership, and PLM Equipment Growth Fund VI (EGF VI), a California limited partnership (the Owners), and Boeing 737-300 Trust S/N 24700 (the "Trust") entered into a Trust Agreement under which PLM Transportation Equipment Corp.(TEC), a wholly-owned subsidiary of PLM International, Inc., acts as trustee for the benefit of the Owners as equal co-beneficiaries. The Trust was established for the purpose of purchasing a Boeing 737-300 commercial aircraft. The Trust has no employees nor operations other than the operation of the Boeing 737-300 commercial aircraft. The Trust estate is owned 38% by EGF VII and 62% by EGF VI.

PLM Financial Services Inc., (FSI) is the General Partner of EGF VII and EGF VI. FSI is a wholly-owned subsidiary of PLM International, Inc.

     The aircraft was purchased in June 1999 for $22.6 million. EGF VII paid or accrued acquisition fees of $0.5 million during 1999 and lease negotiation fees of $0.1 million during 2000 to FSI. EGF VI paid acquisition and lease negotiation fees of $0.6 million during 2001 to FSI.

In December 2001, the aircraft was leased to Pluna Lineas Aereas Uruguayas with a term expiring in April 2005.

     Estimates
     ---------

These accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Operations
     ----------

The aircraft in the Trust is managed under a continuing management agreement by PLM Investment Management, Inc. (IMI), a wholly-owned subsidiary of FSI. IMI receives a monthly management fee from the Trust for managing the aircraft (Note
2). FSI, in conjunction with its subsidiaries, sells transportation equipment to investor programs and third parties, manages pools of transportation equipment under agreements with the investor programs, and is a general partner in limited partnerships.

     Cash  and  Cash  Equivalents
     ----------------------------

All cash generated from operations is distributed to the owners; accordingly, the Trust has no cash balance at December 31, 2002 and 2001.

     Accounting  for  Leases
     -----------------------

     The aircraft under the Trust is leased under an operating lease with fixed monthly payments. Under the operating lease method of accounting, the leased asset is recorded at cost and depreciated over its estimated useful life. Rental payments are recorded as revenue over the lease term in accordance with Financial Accounting Standards Board Statement No. 13 "Accounting for Leases". Lease origination costs are amortized over the related lease period.

                         BOEING 737-300 TRUST S/N 24700
                                    (A TRUST)
                          NOTES TO FINANCIAL STATEMENTS

1.     Summary  of  Significant  Accounting  Policies  (continued)
       ----------------------------------------------

     Depreciation  and  Amortization
     -------------------------------

Depreciation of aircraft equipment is computed using the double-declining balance method, taking a full month's depreciation in the month of acquisition, based upon an estimated useful life of 12 years. The depreciation method changes to straight-line when the annual depreciation expense using the straight-line method exceeds that calculated by the double-declining balance method. Acquisition fees of $1.0 million, which were paid to FSI, were capitalized as part of the cost of the equipment and amortized over the life of the aircraft. Lease negotiation fees of $0.2 million were amortized based on the term of the initial lease.

During 2001, the Owners' limited partnership agreements were amended to require additional acquisition and lease negotiation fees (see Note 2) to be paid to FSI on the purchase of the aircraft in the Trust. Depreciation and amortization expense of $0.2 million, which represents the cumulative effect of depreciation and amortization that should have been recorded from the purchase of the aircraft from 1999 until the Owners' limited partnership amendments in 2001, were recorded in 2001.

     Reclassification
     ----------------

Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

     Aircraft
     --------

Aircraft  held  for  operating  leases  is  stated  at  cost.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121), the General Partner reviewed the carrying value of the Trust's aircraft at least quarterly and whenever circumstances indicated that the carrying value of the aircraft would not be recoverable due to expected future market conditions. If the projected undiscounted cash flows and the fair market value of the aircraft had been less than the carrying value of the aircraft, an impairment loss would have been recorded.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", (SFAS No. 144) which replaced SFAS No. 121. In accordance with SFAS No. 144, the Trust evaluates long-lived assets for impairment whenever events or circumstances indicates that the carrying values of such assets may not be recoverable. Losses for impairment are recognized when the undiscounted cash flows estimated to be realized from a long-lived asset are determined to be less than the carrying value of the asset and the carrying amount of long-lived assets exceeds its fair value. The determination of fair value for a given investment requires several considerations, including but not limited to, income expected to be earned from the asset, estimated sales proceeds, and holding costs excluding interest. The Trust applied the new rules on accounting for the impairment or disposal of long-lived assets beginning January 1, 2002.

No  impairments  to  the  aircraft  were  required  in  2002,  2001,  or  2000.

     Repairs  and  Maintenance
     -------------------------

Repairs and maintenance for the aircraft are the obligation of the lessee. To meet the maintenance requirements of certain aircraft airframes and engines, reserve accounts are prefunded by the lessee over the period of the lease based on the number of hours this equipment is used, times the estimated rate to repair this equipment. If repairs exceed the amount prefunded by the lessee, the Trust has the obligation to fund and accrue the difference. If an aircraft is sold and there is a balance in the reserve account for repairs to that aircraft, the balance in the reserve account is reclassified as additional sales proceeds.

                         BOEING 737-300 TRUST S/N 24700
                                    (A TRUST)
                          NOTES TO FINANCIAL STATEMENTS

1.     Summary  of  Significant  Accounting  Policies(continued)
       ----------------------------------------------

     Repairs  and  Maintenance  (continued)
     -------------------------

The aircraft reserve accounts are included in the accompanying balance sheets as lessee deposits and reserve for repairs.

Since one of the aircraft engines was scheduled for an overhaul prior to going on its initial lease, the Trust was responsible for the overhaul to this aircraft engine. This engine was overhauled in 2000.

     Net  Loss  and  Cash  Distributions  to  Owners
     -----------------------------------------------

The  net  loss  and cash distributions of the Trust are allocated to the Owners.
The net loss is generally allocated to the Owners based on their percentage of ownership in the Trust. Certain depreciable and amortizable amounts are allocated specifically to each of the Owners, such as depreciation on acquisition fees, release fees and amortization on lease negotiation fees. Cash distributions are allocated 50% to EGF VII and 50% to EGF VI.

     Comprehensive  Loss
     -------------------

The Trust's comprehensive loss is equal to net loss for the years ended December 31, 2002, 2001 and 2000.

2.     Transactions  with  General  Partner  and  Affiliates
       -----------------------------------------------------

The equipment management agreement, provides for IMI to receive a monthly management fee equal to the lesser of (i) the fees that would be charged by an independent third party for similar services for similar equipment or (ii) 5% of the gross lease revenues attributable to equipment that is subject to operating leases. The Trust's management fee expense to affiliate was $0.1 million during 2002, 2001, and 2000, respectively.

The Trust also pays a monthly re-lease fee for re-leasing services following the expiration of the initial lease equal to the lesser of (a) the fees that would be charged by an independent third party for similar services for similar equipment or (b) 2% of gross lease revenues derived from such re-lease, provided, however, that no re-lease fee shall be payable if such re-lease fee would cause the combination of the equipment management fee paid to IMI and the re-lease fee with respect to such transaction to exceed 7% of gross lease revenues. The Trust paid a re-lease fee of $15,000, in the twelve months ended December 31, 2002, related to the portion of revenue attributable to EGF VII's ownership of the Trust. No re-lease fees were paid in 2001.

The Trust reimbursed FSI and its affiliates $16,000, $38,000, and $11,000 during 2002, 2001, and 2000, respectively, for data processing and administrative expenses directly attributable to the Trust.

The Trust paid or accrued acquisition and lease negotiation fees of $-0-, $0.6 million and $0.1 million during 2002, 2001, and 2000, respectively.

The balance due to affiliates including Trust management fees payable to IMI as of December 31, 2002 and 2001 was $7,000 and $20,000, respectively.

                         BOEING 737-300 TRUST S/N 24700
                                    (A TRUST)
                          NOTES TO FINANCIAL STATEMENTS

3.     Equipment
       ---------

Lease revenues are earned by placing the aircraft on an operating lease. During December 2001, a fixed rate lease expiring in 2005 was signed with Pluna Lineas Aereas Uruguayas.

No equipment was purchased during the year ended December 31, 2002; however, the Trust made capital improvements to the aircraft of $0.1 million.

The aircraft in the Trust is used as collateral against the senior loan of the Owners.

The aircraft lease is accounted for as an operating lease. Future minimum rentals under noncancelable operating leases, as of December 31, 2002, during each of the next four years are: $1.9 million in 2003, $1.9 million in 2004, $0.5 million in 2005, and $-0- thereafter.

4.     Geographic  Information
       -----------------------

As of December 31, 2001, the aircraft in the Trust is on lease to a lessee domiciled in South America. Prior to relocating the aircraft to South America, the aircraft was on lease to a lessee domiciled in Iceland. During part of 2000, the aircraft was in the United States undergoing repairs.

The table below sets forth lease revenues by geographic region for the Trust's aircraft and grouped by domicile of the lessee as of and for the years ended December 31 (in thousands of dollars):


Region               2002    2001    2000
------------------------------------------

Iceland. . . . . .  $   --  $1,635  $1,396
South America. . .   1,860     155      --
                    ------  ------  ------
    Lease revenues  $1,860  $1,790  $1,396
                    ======  ======  ======


The following table sets forth net loss information by region for the Trust's aircraft for the years ended December 31 (in thousands of dollars):


Region          2002     2001      2000
----------------------------------------

United States  $  --   $    --   $(1,326)
Iceland . . .     --    (2,025)   (2,223)
South America   (939)     (629)       --
               ------  --------  --------
    Net loss.  $(939)  $(2,654)  $(3,549)
               ======  ========  ========


The net book value of the aircraft was $12.4 million and $14.8 million as of December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001, the plane was located in South America.

5.     Income  Taxes
       -------------

The Trust is not subject to income taxes, as any income or loss is included in the tax return of the individual partners and members owning the Owners.
Accordingly, no provision for income taxes has been made in the financial statements of the Trust.

As of December 31, 2002, the financial statement carrying amount of assets and liabilities was approximately $6.6 million lower than the federal income tax basis of such assets and liabilities, primarily due to differences in depreciation methods.

                         BOEING 737-300 TRUST S/N 24700
                                    (A TRUST)
                          NOTES TO FINANCIAL STATEMENTS

6.          Concentrations  of  Credit  Risk
            --------------------------------

For the years ended December 31, 2002, 2001, and 2000, the Trust's lessees that accounted for more than 10% of revenues was Pluna Lineas Aereas Uruguayas (100% in 2002) and Islandsflug (91% in 2001 and 100% in 2000).

The Trust has a receivable from an affiliate of $1.8 million and $1.0 million as of December 31, 2002 and 2001, respectively.

As of December 31, 2002, the Trust had no other significant concentrations of credit risk that could have a material adverse effect on the Trust.

7,          Capital  Contributions
            ----------------------

During 2001, EGF VI made an additional capital contribution of $0.6 million. The contribution was made to the Trust to pay for acquisition and lease negotiation fees paid in 2001.

This  contribution did not change EGF VI's percentage of ownership in the Trust.